May 5, 2005

Mail Stop 0510

By U.S. mail and facsimile to (972) 447-0400

Mr. Kenneth Graham
Chief Executive Officer
International Debt Exchange Associates, Inc.
7531 Aberdon Road
Dallas, TX  75252

	RE:  	Form 8-K Item 4.01 filed April 25, 2005
		Form 8-K/A Item 4.01 filed May 3, 2005
		File # 000-50431

Dear Mr. Graham:

      We have reviewed your filings and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.


1. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This disclosure should refer to both reports.



2. In addition, this would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. We have noted your disclosure that the report for the year ending December 31, 2004 included an explanatory paragraph regarding your ability to continue as a going concern, however, the report for the year ending December 31, 2004 and the report for the year ending December 31, 2003 contained such a paragraph. Please amend accordingly.

3. We have noted your disclosure regarding if there were any disagreements, that "At no time during the entire engagement..." This disclosure should follow the language in Regulation S-B
(a)(1)
and state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal (actual date of change) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

4. Please update the date of signature to the date of the amended
Form 8-K.

Exhibit 16:

5. Please revise your letter from your former accountants to include the correct date your Form 8-K/A was filed. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.


*  *  *  *  *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5525.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. Kenneth Graham
International Debt Exchange Associates, Inc.
May 5, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE